

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2025

Nick Bhargava
Chief Executive Officer
Groundfloor Loans 2 LLC
1201 Peachtree St NE, Suite 1104
400 Colony Square
Atlanta, GA 30361

> **Re: Groundfloor Loans 2 LLC**
> **Offering Statement on Form 1-A**
> **Filed December 31, 2024**
> **File No. 024-12552**

Dear Nick Bhargava:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A filed December 31, 2024

Summary, page v

1. We note your disclosure on page x that your Sponsor's real estate professionals acting on behalf of your Manager must determine which investment opportunities to recommend to you and other Groundfloor or affiliated entities and that your Sponsor may organize, in the future, similar programs to the one you are offering here; however, it appears your Sponsor has already organized at least one similar program, Groundfloor Loans 1 LLC. Please revise the prior performance disclosure beginning on page 45 to include Groundfloor Loans 1 LLC and any other similar programs affiliated with your Sponsor. Please also describe clearly any conflicts of interest regarding the allocation of investment opportunities given both you and Groundfloor Loans 1 LLC appear to have the same business objectives. Clarify how loans will be allocated by the Manager. Add risk factor disclosure as appropriate.

Advertising, Sales and other Promotional Materials, page 34

2.   We note that you intend to use additional advertising, sales and other promotional materials in connection with your offering and that such materials "are not to be considered part of this Offering Circular." Please clarify if these materials are the types of communications contemplated by Rule 255 and revise to clarify that such information will be filed with the offering circular pursuant to Item 17 of Part III of Form 1-A or advise.

Plan of Distribution, page 34

3.   Given that this offering is at a fixed price, please remove the statement that "the number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription" or advise.

Arbitration Provision, page 37

4.   Please reconcile your disclosure here and elsewhere in your offering statement that arbitration will be conducted in the State of Georgia with section 12.13(a) of the form of Operating Agreement which references the Washington D.C. metro area. Please also expand the disclosure to include the risks of such provision, such as increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. Lastly, please also disclose whether this provision applies to purchasers in secondary transactions.

Estimated Use of Proceeds , page 39

5.   We note your disclosure that you will reimburse your manager for organization and offering expenses paid on your behalf, which are estimated to total up to $105,000. Please disclose the amount of organization and offering expenses incurred to date by your manager. Please also disclose your accounting policy for organization and offering costs.

Management Compensation, page 56

6.   We note your disclosure that you will pay the Manager fees for the special servicing of non-performing assets. Please clarify what you mean by special servicing in this context and explain how such fees will be determined.

Security Ownership of Management, page 57

7.   With respect to each principal shareholder that is a legal entity, please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that shareholder.

Appendix A: Prior Performance Tables
Table III — Operating Results of Prior Programs, page A-3

8.   We note your disclosure of combined operating results of prior programs in Table III. It appears that Groundfloor Finance, Inc.'s total members' equity for 2024 Interim and

> Groundfloor Real Estate 1 LLC's total members' equity for the year ended December 31, 2023 does not reconcile correctly when calculating total assets minus total liabilities. As such, please reconcile these apparent discrepancies, or advise.

Table IV - Results of Completed Programs , page A-7

9.   Please include footnote disclosure explaining how annualized return on investment was calculated for the periods presented.

Index to Financial Statements of Groundfloor Loans 2 LLC, page F-1

10.   We note that you will rely on Groundfloor Finance Inc., the sole member of the company as of December 31, 2024, to originate, service, and asset manage your loans. Please tell us your consideration to include financial statements of Groundfloor Finance Inc. in your filing.

Exhibits

11.   Please revise the legality opinion filed as Exhibit 12.1 to also opine as to whether the shares will be nonassessable, as required by Item 17.12 of Part III of Form 1-A.

General

12.   Please tell us if you have relied upon Foti, Flynn, Lowen, & Co PC, the independent auditor for your balance sheet and related notes as of November 30, 2024, as experts. In addition, please have your auditor amend their consent to acknowledge the reference to them under the caption "Experts," if applicable. Reference is made to Item 17 paragraph 11 of the instructions to Form 1-A.

13.   We note that the website contains disclosures regarding expected returns. Please remove such statements, as they are not consistent with the disclosure in this offering circular and given the company is a blind pool, it is unclear the company has a basis for such estimated returns. Similarly, we note references to an auto investor account; yet there is no disclosure of such auto invest feature in the disclosure in the offering circular. Please reconcile this and any other inconsistent disclosure on the website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary Fallon, Esq.